Exhibit 12

WESTAR ENERGY, INC.

Computations of Ratio of Earnings to Fixed Charges and

Computations of Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

(Dollars in Thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings from continuing operations	$23,183	$12,488	$133,542	$244,542	$68,245	$34,710	$275,874

Fixed Charges:
Interest expense	30,523	43,991	143,953	225,901	237,418	224,777	235,341
Interest on corporate-owned life insurance borrowings	13,126	13,541	50,429	52,839	52,768	50,409	45,634
Interest applicable to rentals	5,188	5,380	21,377	23,084	24,647	30,377	29,377

Total Fixed Charges	48,837	62,912	215,759	301,824	314,833	305,563	310,352

Distributed income of equity investees	—	—	—	—	2,916	2,769	2,686

Preferred Dividend Requirements:
Preferred dividends(b)	242	242	970	968	399	895	1,129
Income tax required	117	103	324	485	(52)	(403)	522

Total Preferred Dividend Requirements	359	345	1,294	1,453	347	492	1,651

Total Fixed Charges and Preferred Dividend Requirements	49,196	63,257	217,053	303,277	315,180	306,055	312,003

Earnings(c)	$72,020	$75,400	$349,301	$546,366	$385,994	$343,042	$588,912

Ratio of Earnings to Fixed Charges	1.47	1.20	1.62	1.81	1.23	1.12	1.90
Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	1.46	1.19	1.61	1.80	1.22	1.12	1.89

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.
(b)	Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.
(c)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.